April 18, 2012

VIA EDGAR

Jennifer Monick
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE

Washington, D.C.  20549

Re:Pharma-Bio Serv, Inc.
    Form 10-K for the year ended October 31, 2011
    Filed on January 30, 2012
    File No. 000-50956

Dear Ms. Monick:

On behalf of Pharma-Bio Serv, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated April 5, 2012, regarding the above-referenced Form 10-K for the year ended October 31, 2011.  Please note that for the Staff's convenience we have recited the Staff's comment in boldface type and provided the Company's response to the comment immediately thereafter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2011

Organization, page F-7

1.
We note Pharma-IR is a majority owned Irish corporation. Please tell us the ownership structure of this subsidiary and clarify how you considered the guidance in paragraphs 810-10-45-15 to 21 in determining how to account and present the non-controlling interest in Pharma-IR.

As of October 31, 2011, the Company owned 80% of Pharma-IR and an individual minority shareholder owned the remaining 20%.  The Company did not include the non-controlling financial interests in Pharma-IR in its consolidated financial statements for the year ended October 31, 2011 because it did not consider the approximate $68,000 attributable to the non-controlling interests as of October 31, 2011 to be material to the financial statements as a whole.  Based on a prior agreement between the Company and the minority shareholder, the Company acquired 100% ownership of Pharma-IR for no consideration during the quarter ending April 30, 2012.

*           *           *

Jennifer Monick
Staff Accountant
United States Securities and Exchange Commission
April 18, 2012

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the response provided above fully addresses the Staff's comments.  If you have any questions, please call me at (305) 982-5581.

Sincerely,

AKERMAN SENTERFITT

/s/ Michael Francis
Michael Francis
For the Firm

cc:           Pharma-Bio Serv, Inc.
Pedro J. Lasanta, Chief Financial Officer

United States Securities and Exchange Commission
Wilson K. Lee

Exhibit A

PHARMA-BIO SERV, INC.
Pharma-Bio Serv Building, #6 Road 696
Dorado, Puerto Rico  00646
Tel: (787) 278-2709
Fax:  (787) 796-5168

April 18, 2012

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated April 5, 2012, Pharma-Bio Serv, Inc. (the "Company") acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PHARMA-BIO SERV, INC.

By:	/s/ Pedro J. Lasanta
Pedro J. Lasanta
Chief Financial Officer